Exhibit 99.3

Sundance Energy Australia Limited (ASX: SEA) Execute – Deliver – Grow April 2014

This presentation has been prepared by Sundance Energy Australia Limited (ABN 76 112 202 883). Summary information The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them. Not financial or product advice This presentation is for information purposes only and is not a prospectus, product disclosure statement or other offer document under Australian law or the law of any other jurisdiction. This presentation is not financial product or investment advice or a recommendation to acquire Sundance shares, legal or tax advice. This presentation has been prepared by Sundance without taking into account the objectives, financial situation or needs of individuals. You are solely responsible for forming your own opinions and conclusions on such matters and the market and for making your own independent assessment of the Information. You are solely responsible for seeking independent professional advice in relation to the Information and any action taken on the basis of the Information. Before making an investment decision prospective investors should consider the appropriateness of the information having regard to their own objectives, financial and tax situation and needs and seek legal and taxation advice appropriate to their jurisdiction. Sundance is not licensed to provide financial product advice in respect of Sundance shares. Cooling off rights do not apply to the acquisition of Sundance shares. Financial data All share price information is in Australian dollars (A$) and all other dollar values are in United States dollars (US$) unless stated otherwise. Sundance’s results are reported under Australian International Financial Reporting Standards. Past performance Past performance information given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Investors should note that past performance, including past share price performance, of Sundance cannot be relied upon as an indicator of (and provides no guidance as to) future Sundance performance including future share price performance. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. Persons should have regard to the risks outlined in the Information. Disclaimers 2

Not an offer The Information does not constitute an offer, invitation, solicitation or recommendation in relation to the subscription, purchase or sale of securities in any jurisdiction. Neither this presentation nor anything in it shall form any part of any contract for the acquisition of Sundance shares. The distribution of this presentation in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions. In particular, this presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Any securities described in this presentation have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws. No securities described in this presentation will be offered in the United States. Disclaimer Except as required by law, no representation or warranty (express or implied) is made as the fairness, accuracy, completeness, reliability or correctness of the Information, opinions and conclusions, or as to the reasonableness of any assumption contained in this document. By receiving this document and to the extent permitted by law, you release Sundance and its officers, employees, agents and associates from any liability (including, without limitation, in respect of direct, indirect or consequential loss or damage or loss or damage arising by negligence) arising as a result of the reliance by you or any other person on anything contained in or omitted from this document. Forward Looking Statements This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same. The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forwardlooking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Reserves This presentation contains information on Sundance Energy’s reserves and resources which has been reviewed by David Ramsden-Wood, Professional Engineer, who is licensed in Alberta Canada and is qualified in accordance with ASX Listing Rule 5.11. Mr. Ramsden-Wood, a contractor of Sundance, has consented to the inclusion of this information in the form and context in which it appears. Disclaimers (continued) 3

Investment Highlights 4 Premier Acreage • Premier position in 3 of the leading US oil resource plays, the Eagle Ford, Wattenberg, and Mississippian/Woodford • Approximately 180 gross (128 net) Eagle Ford drilling locations providing attractive 6+ year drilling inventory Production Growth • Average 2014 pace of four rigs drilling horizontal wells primarily in the Eagle Ford and Mississippian/Woodford • 2014 exit rate production estimated to be 8,000 – 9,000 boepd • Development driving uplift in reserves set to drive SEA’s future growth Liquids Rich • Current production 72% oil • Liquids rich associated gas Financial Strength • Cash position of ~US$74MM as of 31 March 2014 and outstanding debt of $30MM • $300MM senior and $100MM second lien credit facilities with Wells Fargo Significant Upside • Completion optimisations yielding substantial productivity improvements in the Eagle Ford and Mississippian • Upside in the Woodford appraisal project, primarily in Logan County, OK • Increased margins being driven by economies of scale and portfolio management

. Increased the Company’s Eagle Ford position to 14,000 net mineral acres through the addition of approximately 5,900 net acres from January - April 2014 . Average production of 4,723 boepd (net of royalties) in the first quarter of 2014 of which 91% is operated by Sundance . Generated first quarter 2014 revenue of $30.1MM and Adjusted EBITDA of $20.7MM, a 69% Adjusted EBITDA margin . Year-end 2013 proved reserve base of 20.7 mmboe with a PV10 of $337MM based on an independent evaluation by Netherland Sewell and Associates . Successful results from new completion designs in both the Eagle Ford and Mississippian . Completed a capital raise of A$80MM in March and April 2014 . Added to the S&P/ASX All Australian 200 Index in March 2014 Quarterly Overview 5

Production and Revenue Trend 6 . Increased production by approximately 713 boepd compared to Q4 2013 (excluding 640 boepd from the Phoenix prospect sold in December 2013) . Production in line with Company expectations to achieve full year guidance of 6,700-7,500 boepd and exit rate of 8,000-9,000 boepd . Generated $30MM in revenue during Q1 2014 . Realized oil price of $94.46/bbl and natural gas price of $5.37/mcf - 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Revenue (US$000s) & Production (boepd), net of Royalties Revenue BOEPD

Adjusted EBITDAX – earnings before interest expense, income taxes, depreciation, depletion, amortisation, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation and gains/(losses) on commodity hedging, net of settlements on commodity hedging. Adjusted EBITDAX Margin – Adjusted EBITDAX as a percentage of revenue. Adjusted EBITDAX Trend 7 . EBITDAX margin increased to 69% in Q1 2014 from 62% in 2013 . Reduced production taxes as a percent of revenue to 5.4% in Q1 2014 from 7.3% in 2013 by focusing on lower tax rate jurisdictions . G&A costs declined to $10.32/boe in Q1 2014 from 14.18/boe in 2013 as “fixed” G&A costs are diluted over a higher production base . Lease operating costs declined to $9.78 per boe in Q1 2014 compared to $11.23 per boe in 2013 primarily through efficiencies generated from restructuring our Eagle Ford field operations 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0 2,500 5,000 7,500 10,000 12,500 15,000 17,500 20,000 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Adjusted EBITDAX Adjusted EBITDAX (US$000s) Adjusted EBITDAX Margin (%)

(1) Reserve evaluation prepared by Netherland Sewell & Associates, Inc. as of January 1, 2014 Reserves Summary(1) 8 Oil (mbbls) NGLs (mbbls) Gas (mmcf) mboe Total Present Worth at 10% Proved Developed Producing 3,616.9 977.7 8,728.9 6,049.4 271,372.8 192,304.6 Proved Developed Not Producing 523.3 109.5 2,036.4 972.2 40,526.8 20,753.2 Proved Undeveloped 8,815.4 1,595.3 19,889.6 13,725.6 320,413.0 123,926.1 Total Proved 12,955.6 2,682.5 30,654.9 20,747.3 632,312.6 336,983.9 Probable 8,540.4 2,150.2 19,168.9 13,885.4 388,878.8 138,823.3 Possible 30,736.9 11,580.0 94,985.1 58,147.8 1,415,482.9 353,469.8 Total Proved, Probable and Possible 52,232.9 16,412.7 144,808.9 92,780.4 2,436,674.3 829,277.0 Sundance oil prices are based on a West Texas Intermediate posted price of $93.42 per barrel and are adjusted by area for quality, transportation fees, and regional price differentials. Sundance gas prices are based on a Henry Hub spot price of $3.670 per MMBTU and are adjusted by area for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties. Future Net Revenue (M$) Net Reserves

Clear Visibility Towards Continued 1P Reserve Growth 9 - 50 100 150 200 250 300 350 400 Jul 1, 2012 Jan 1, 2013 Jul 1, 2013 Jan 1, 2014 Proved PV10 ($MM) Proved PV10 ($MM) 1P PV10 2P PV10 3P PV10 Eagle Ford 192.0 285.2 465.5 DJ Basin 66.5 93.0 157.7 Mississippian/Woodford 66.7 84.0 191.8 Williston Basin 11.8 13.6 14.3 Company Total 337.0 475.8 829.3

(1) Reserve evaluation prepared by Netherland Sewell & Associates, Inc. as of 1 January 2014 (2) Excludes evaluation of the majority of the Company’s potential Woodford locations (3) Q1 2014 production, Company-wide average of 4,723 boepd Diversified Assets in Leading US Liquids Basins 10 Greater Anadarko Mississippian/Woodford Net Acres ~31,000 1P Reserves (mmboe) (1) (2) 4.4 Production (boepd) (3) 1,421 South Texas Eagle Ford Net Acres ~14,000 1P Reserves (mmboe) (1) 10.3 Production (boepd) (3) 2,611 DJ Basin Niobrara/Codell Wattenberg Net Acres ~5,000 1P Reserves (mmboe) (1) 4.7 Production (boepd) (3) 567 Williston Basin Bakken/Three Forks Net Acres ~3,300 1P Reserves (mmboe) (1) 1.3 Production (boepd) (3) 124

Eagle Ford – Major Players 11 Oil Window GOR < 750 Volatile Oil & Condensate Window Dry Gas Window Sundance Acreage Position EOG Newfield Chesapeake Anadarko SM-Energy Cabot Goodrich Chesapeake Chesapeake Talisman Talisman BHP -Petrohawk Chesapeake Swift 50 miles N Producing Eagle Ford wells color coded by Operator:

Eagle Ford Acreage Increased to 14,000 Net Acres 12

EFS: 2013-2014 Drilling Activity

LEGEND

- SEA Acreage
- 2013-14 SEA Drilling Wells
- 2014 SEA Planned Wells
- Existing Frac Pits
- Water Wells
- Pipeline



Type Log
11050
11100
11150
11200
11250
11300
Austin Chalk
Upper Eagle Ford
Lower Eagle Ford
Buda



SEA Shannon EFS 2H & 3H
Tubing Installed
SEA Teal EFS 3H
Drilling
SEA Quintanilla SMEF 4H
Drilling
SEA Q-Ballard EFS 2H & 3H
AWS Completion
SEA Hoskins EFS 9H
Drilling
SEA Hoskins EFS 6H
Tubing Installed

N

2 mi

SUNDANCE energy

13

Key changes to well design include “zipper frac,” tubing installation early in flowback and several changes to the frac design Shannon EFS 2H & 3H vs. the Shannon EFS 1H 14 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 1 5 10 15 20 25 30 35 CUMULATIVE BOE PRODUCTION DAY 1H 2H 3H

Key changes to well design include “zipper frac,” tubing installation early in flowback and AWS (all-white sand) frac design Early Results from All White Sand (AWS) Frac (Q-Ballard) 15 0 1000 2000 3000 4000 5000 6000 7000 8000 9000 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 CUMULATIVE BOE DAYS 1H 2H 3H Cleaned out debris in 2H Tubing install limited production time on 3H

2013 Eagle Ford Results vs. Internal Type Curves 16

McMullen County - Eagle Ford Economics 17 Well Economics Eagle Ford Gross (Net) Locations ~180 (~127.5) Spacing assumption (acres) 40 – 80 Well cost ($MM) $7.5 - $9.5(1) EUR (MBoe) 375 - 525(1)(2) Estimated Oil (%) 65 – 80 LOE per Boe $5 - $7 Estimated NPV per well ($MM) $3.1 - $7.1(3) 10 100 1,000 1 2 3 4 5 6 7 8 9 101112131415161718192021222324252627282930 Boe/d Months on Production Eagleford Type Curve 375 MBoe Curve 525 MBoe Type Curve 0 10 20 30 40 50 60 75 85 95 105 IRR (%) Nymex Price/Bbl (LLS x 103%) $4.25/Mcf flat; NGL's at 40%, 375 MBoe well Performance Based on a 5500' lateral Rate of Return Sensitivities $8.2 MM Well - 5,500ft lateral 1 EUR and well costs are related to lateral length. 2 Optimized frac design w/ 7,500 lateral could yield in excess of 600 MBoe. 3 $90 Flat Oil (x103% LLS); $4.25 Flat Gas; NGL’s at 40% of WTI.

18 Logan County Horizontal Activity 75 miles Structure Map Woodford LEGEND SEA Acreage 2013 SEA Logan CO Planned Wells 2012-2013 SEA Logan CO Drilled Wells 2012-13 SEA Non-Op Wells Industry Drilled MSSP Wells Industry Drilled Woodford Wells 2012-2013 SEA SWD Drilled Wells 2013 SEA SWD Planned Wells 2012-13 SEA Non-Op Planned Wells Ave. Depth 5,900 ft 6,100 ft 6,200 ft 6,300 ft 6,400 ft 6,900 ft Stratigraphic Column For Logan County 12 miles SEA Branson 17-4-26-1HM Producing (30-day 379 boepd) SEA Whiteneck 20-3-12-1HM Producing (30-day 326 boepd) SEA Commissioners 20-3-12-1HM Producing SWE McPhail 1-19H Producing (30-day 151 boepd) SEA Kightlinger 19-3-8-1HM Producing (30-day 179 boepd) SEA Rother 16-4-12-2HM Producing (30-day 91 boepd) SEA Branson 17-4-23-1HM Producing (30-day 476 boepd) DVN Hopfer 1-17H Producing (30-day 200 boepd) N SEA Branson 17-4-22-1HW Flowing back DVN Chamber 1-5H &1-8H Producing SEA Cornforth 15-3-9-1HW Flowing back SEA Plagg 17-3-9-1HM Producing SEA Branson 17-4-23-2HM Drilling SEA McIntosh 19-3-9-1HM Producing SEA Berg Trust 16-3-23-1HW WOC SEA Davis 16-3-26-1HM Drilling

2013 Mississippian Results vs. Internal Type Curves 19

Logan County – Mississippian Lime Economics 20 10 100 1,000 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 Boe/d Months on Production Mississippian Lime Type Curve 200 MBoe Type Curve 250 MBoe Type Curve Net Locations Spacing assumptions (acres) Average well costs ($MM) EUR (MBoe) Estimated Oil (%) LOE per Boe Estimated NPV per well ($MM) 30 day IP (Boe/d) SNDE Well Economics 50 - 70 $8 - $12 $0.5 - $2.7(1) 125 - 350 100 - 150 160 - 210 $3.5 200 - 250 1 $90 Flat Oil: $4.25 Flat Gas, $3.5MM capex. 0 10 20 30 40 50 60 70 80 90 100 75 85 95 105 IRR (%) Nymex Price/Bbl 3% Discount to WTI; $4.25/Mcf flat; no NGL's Rate of Return Sensitivities $3.5 MM Well with 65% Oil 200 MBoe 250 MBoe

Activity Pipeline 21 Borrowing base upgrade Q214 New Mississippian & Woodford well results Q314 Additional results from new Eagle Ford completion designs Q2/Q314 Continued Growth in Eagle Ford Acreage/ Drilling Inventory 2014 Non-Core Asset Sales (TBD)

Appendices 22

Board of Directors Mike Hannell, Chairman 45 years’ experience in upstream and downstream petroleum industry. Previously held senior positions with Santos Ltd and Mobil Oil. Eric McCrady, Managing Director & CEO Previously CFO of Sundance Energy. More than 15 years’ entrepreneurial experience with an extensive track record in M&A, JVs, IPOs, privatization transactions, and senior and mezzanine debt transactions. Damien Hannes, Non-Executive Director More than 25 years’ finance experience; most recently, 15 years with Credit Suisse in Asia Pacific region. Weldon Holcombe, Non-Executive Director More than 30 years’ technical, operational and managerial experience in leading US unconventional resource plays. Most recently Executive VP, Mid-Continent Region for Petrohawk Energy Corporation. Neville Martin , Non-Executive Director Former partner and current consultant at Minter Ellison in Adelaide. 40 years’ experience in corporate law and mining and gas law. Former state president of the Australian Mining & Petroleum Law Association. Experienced Board and Management 23 Management Eric McCrady, Managing Director & CEO Previously CFO of Sundance Energy. More than 15 years’ entrepreneurial experience with an extensive track record in M&A, JVs, IPOs, privatization transactions, and senior and mezzanine debt transactions. Cathy Anderson, Chief Financial Officer Certified Public Accountant with over 25 years’ experience with companies including Key Production (predecessor of Cimarex), OptiGas and Arthur Andersen. Grace Ford, Vice President, Exploration & Development More than 15 years’ geologic experience in exploration, development, resource play evaluation, well design/ development/completion and reservoir characterization with companies including EOG Resources, Baytex Energy USA and Marathon. Mike Wolfe, Vice President, Land More than 30 years’ senior land experience in the oil and gas industry with companies such as Cimarex and Texaco. Experience encompasses field leasing, title, lease records and management of multi-rig drilling programs.

• Sundance oil prices are based on a West Texas Intermediate posted price of $93.42 per barrel and are adjusted by area for quality, transportation fees, and regional price differentials. • Sundance gas prices are based on a Henry Hub spot price of $3.670 per MMBTU and are adjusted by area for energy content, transportation fees, and regional price differentials. • For the proved reserves, the average adjusted product prices weighted by production over the remaining lives of the properties are $94.55 per barrel of oil and $3.449 per MCF of gas. • All prices are held constant throughout the lives of the properties. • Operating costs used in the reserve report are based on operating expense records of Sundance. • Capital costs used in the reserve report were provided by Sundance and are based on authorizations for expenditure and actual costs from recent activity. • Future net revenue is after deductions for Sundance's share of production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes. “PV10” is defined as the discounted Net Revenues of the Company’s reserves using a 10% discount factor. • “1P Reserves” or “Proved Reserves” are defined as Reserves which have a 90% probability that the quantities actually recovered will equal or exceed the estimate. • “Probable Reserves” are defined as Reserves that should have at least a 50% probability that the actual quantities recovered will equal or exceed the estimate. • “2P Reserves” are defined as Proved Reserves plus Probable Reserves. • “Possible Reserves” are defined as Reserves that should have at least a 10% probability that the actual quantities recovered will equal or exceed the estimate. • “3P Reserves” are defined as Proved Reserves plus Probable Reserves plus Possible Reserves. • “boe” is defined as barrel of oil equivalent, using the ratio of 6 mcf of Natural Gas to 1 bbl of Crude Oil. This is based on energy conversion and does not reflect the current economic difference between the value of 1 MCF of Natural Gas and 1 bbl of Crude Oil. • “m” is defined as a thousand and “mm” is defined as a million. • “mmboe” is defined as a million barrels of oil equivalent. Definitions 24